Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533.5075                                                                                                                                                                                                                Fax: 604.533.5065

August 20, 2009

Balaton Power Inc.
Close of 1st Tranche of Private Placement
Grant of Options

Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) announces that, further to its news releases of April 17, 2009, April 22, 2009 and July 21, 2009, it has closed the first tranche of a non-brokered private placement and received gross proceeds of US$180,000 for a total of 6,000,000 units of the Company as follows:

A placement of 6,000,000 units, each unit consisting of one common share of the Company and two share purchase warrants (an "A Warrant" and a "B Warrant", respectively). Each A warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.05 until August 20, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.10 until August 20, 2011. No finder's fee is payable on the placement.

The securities issued pursuant to the placement are subject to a hold period expiring December 21, 2009.

The Company is also pleased to announce that on August 20, 2009, the Company granted to its directors an aggregate of 500,000 options at an exercise price of US$0.065. The options expire on August 20, 2014. The directors of the Company are: Michael Rosa, Paul Preston and Nicole Bouthillier.

The securities issued pursuant to the grant of options will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Rosa"

Michael Rosa
Director